EXHIBIT 16.1

Sherb & Co. LLP
805 Third Avenue
New York, New York 10022

June 21, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

The Company notified us on June 19, 2006, to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether we agree with the statements it made in Item 4.01 on Current Report on Form 8-K/A of United National Film Corporation (Commission File No. (033-25350-FW) dated June 6, 2006.

We have read Item 4.01 and would like to make the following clarifications. On March 16, 2006, we notified the Company that they are required to file Form 10QSB's which are required to be reviewed by an Independent Registered Public Accounting Firm. We were then asked by the Company to provide an estimate of the cost to perform each review. Upon supplying that information, we were then notified by the Company that they will have it done locally. After several weeks of non-communication we discovered that the Company had filed Form 10QSB's for the periods ending September 30, 2003 through March 31, 2006 without our review. We immediately contacted the Company and verbally informed them that they must remedy this situation or we will be compelled to resign immediately and notify the Securities and Exchange Commission. The Company instructed us to do whatever is necessary. On April 25, 2006, we sent the Securities and Exchange Commission a letter, via fax, informing them that the client auditor relationship between our firm and the Company has ended and that the Company has filed 10QSB's on March 30, 2006, March 31, 2006 and April 3, 2006 covering periods in the fiscal years ended 2004 and 2005 through March 31, 2006 without our knowledge.

We are in agreement with the statements contained in the third and fourth paragraphs in Item 4.01. We have no basis to agree or disagree with other statements of the registrant contained in this Report.

Sincerely,


/s/ SHERB & CO. LLP
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Sherb & Co. LLP